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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934
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                              VIRTUALFUND.COM, INC.
          (Exact name of registrant issuer as specified in its charter)

                Minnesota                                41-1612861
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                    7090 Shady Oak Road
                  Eden Prairie, Minnesota                   55344
         (Address of principal executive offices)        (Zip Code)


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        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]



        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered.

         On October 8, 1998, the Board of Directors of VirtualFund.com, Inc. (the "Company"), declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Shares"), payable to shareholders of record at the close of business on October 30, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) one one-hundredth of a share (a "Preferred Share Fraction") of the Company's Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a purchase price of $22.00 per Preferred Share Fraction (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated effective as of October 9, 1998, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

         As of October 1, 1998, the Company had 15,778,866 Common Shares outstanding. Each outstanding Common Share on October 30, 1998 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Shares, the Company will issue one Right for each Common Share issued between the Record Date and any Distribution Date (as defined below), so that all outstanding shares will have attached Rights. Assuming 15,778,866 shares of Common Stock are outstanding on the Record Date, the Company will have initially reserved for issuance upon exercise of the Rights 100,000 Preferred Shares.

         Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates registered in the names of the holders on the Record Date, and no separate Rights Certificates will be distributed. The Rights will be transferred with and only with such Common Share Certificates. The Rights will separate from the Common Shares and will be distributed to the holders thereof in the form of a Rights Certificate on the "Distribution Date," which shall be the first to occur of the following: (i) ten days after the first date of a public announcement that a Person, individually or together with a group of Affiliates or Associates of such Person, but not including any Person exempted under the Rights Agreement (an "Exempt Person"), has become the beneficial owner of 15% (20% for certain shareholders specified in the Rights Agreement) or more of the outstanding Common Shares, other than as a result of a Permitted Offer, as defined below (an "Acquiring Person") (the "Shares Acquisition Date"), (ii) the tenth day (or such later date as the Board of Directors may determine) following the commencement by any Person, or the first public announcement of the intention of any Person to commence, a tender or exchange offer that would result in any Person becoming an Acquiring Person, or (iii) the tenth day after a determination by the Board of Directors that a Person is an Adverse Person, which shall occur upon a finding that such Person, alone or together with its Affiliates and Associates, has become the beneficial owner of a substantial amount of Common Shares (which amount shall in no event be less than 10% of the Common Shares then outstanding) and (a) such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Shares beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position).

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         A "Permitted Offer" means a tender or exchange offer which is for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by the Board of Directors, to be (i) fair to shareholders of the Company and (ii) in the best interests of the Company, its shareholders, and other Persons with whom, and the communities in which, the Company does business, and which the Board of Directors determines to recommend to the shareholders of the Company.

         Until the Distribution Date (or the Redemption or Final Expiration Dates, as such terms are defined below, if either date is earlier than the Distribution Date), (i) new Common Share certificates issued after October 30, 1998 will contain a legend incorporating the Rights Agreement by reference and
(ii) the surrender for transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 9, 2008 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

         As soon as practical after the Distribution Date, Rights Certificates will be mailed to each record holder of Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All Common Shares issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with Rights. The Company may, if deemed necessary and appropriate by the Board of Directors, issue Rights Certificates for an appropriate number of Rights in connection with any Common Shares issued after the Distribution Date, but prior to the Redemption or Final Expiration Dates, upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued by the Company.

         The Purchase Price, the number of Preferred Shares Fractions or other securities or property issuable upon exercise of the Rights, and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, split, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price for the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) of this paragraph). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

         In the event that (i) any Person, with certain exceptions, becomes an Acquiring Person, other than pursuant to a Permitted Offering or (ii) the Board of Directors determines that a Person is an Adverse Person, then each holder of a Right, with certain exceptions, will thereafter have the right to receive, upon exercise at the then current Purchase Price and in lieu of Preferred Shares, such number of Common Shares having a market value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to as the "Section 11(a)(ii) Events."

         In the event that, at any time following the Shares Acquisition Date, or during the pendency of a 180 Day Period (as defined below), other than pursuant to a Permitted Offer, (i) the Company is acquired in certain mergers or other business combination transactions in which the Company is not the surviving

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corporation or the Common Shares are changed or exchanged or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right, with certain exceptions, shall thereafter have the right to receive, upon exercise at the then current Purchase Price and in lieu of Preferred Shares, such number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to as "Section 13 Events," and the Section 11(a)(ii) Event and the Section 13 Events are collectively referred to as the "Triggering Events."

         At any time after the occurrence of a Section 11(a)(ii) Event (subject to certain exceptions) and prior to the acquisition of such Person of 50% or more of the outstanding Common Shares, the Board of Directors may exchange all or a part of the then outstanding Rights (other than Rights which have become void), for Common Shares at an exchange ratio per Right equal to the result obtained by dividing the Purchase Price by the current per share market price of the Common Share (subject to adjustment).

         The Company will not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of Preferred Share Fractions) and, in lieu of such fractions of Preferred Shares, an adjustment in cash will be made based on the closing price of a Preferred Share on the last trading date prior to the date of exercise.

         In general, the Board of Directors may, at any time prior to the first to occur of (i) ten days after a Shares Acquisition Date, (ii) ten days after a Person is determined to be an Adverse Person or (iii) the Final Expiration Date, redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors), subject to appropriate adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Notwithstanding anything to the contrary, however, in the event that a majority of the Board is elected by written consent of the shareholders, or is comprised of persons elected at a shareholder meeting who were not nominated by the Board in office immediately prior to such meeting, then for a period of 180 days following the effectiveness of such election (the "180 Day Period"), the Rights may not be redeemed. Immediately upon redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the rights to vote, receive notice, and receive dividends or subscription rights. The creation of the Rights should not be taxable to the shareholders. Shareholders may, however, depending upon the circumstances, recognize taxable income in the event that the holder of the Right transfers or delivers the Right Certificate to a Person other than that of the registered holder of the Right Certificate.

         Any of the provisions of the Rights Agreement, including the definitions of Acquiring Person, Adverse Person or the Purchase Price, may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person, Adverse Person or an Affiliate or Associate of any such Person), or to shorten or lengthen any time period under the Rights Agreement. Notwithstanding anything to the contrary, however, during the pendency of any 180 Day Period no supplement or amendment shall be made to the Rights Agreement, other than to cure any ambiguity or to correct any provision inconsistent with any other provision of the Rights Agreement.

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         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board may, at its option, either (i) declare the transaction to be a "Permitted Offer," or (b) redeem the then outstanding Rights at the Redemption Price, if possible.

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Item 2. Exhibits.

         List below all exhibits filed as part of the registration statement:

         1. Rights Agreement, dated as of October 9, 1998, between VirtualFund.com, Inc. and Norwest Bank Minnesota, N.A. (which includes as Exhibit A thereto the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, and Exhibit B thereto the Form of Right Certificate).

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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 VIRTUALFUND.COM, INC.


Dated:  October 26, 1998                         By  /s/ Melvin L. Masters
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                                                     Melvin L. Masters
                                                   Its Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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                                  EXHIBIT INDEX
                                       to
                                    FORM 8-A


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                              VIRTUALFUND.COM, INC.

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

Exhibit                                                            Method of Filing
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
1.       Rights Agreement, dated as of October 9, 1998,
         between VirtualFund.com, Inc. and Norwest Bank
         Minnesota, N.A., which includes Exhibit A thereto the
         Form of Certificate of Designation of Series A Junior
         Participating Preferred Stock, and Exhibit B thereto
         the Form of Right Certificate.............................Filed electronically herewith

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